As filed with the Securities and Exchange Commission on February 18, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2003

                         Commission file number: 0-30524

                        Industriforvaltnings AB Kinnevik
             (Exact name of Registrant as specified in its charter)

                   Kinnevik Industrial Management Corporation
                 (Translation of Registrant's name into English)

                                     SWEDEN
                 (Jurisdiction of incorporation or organization)

               Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes...... No...X....

                 Letterhead of Industriforvaltnings AB Kinnevik


                        Industriforvaltnings AB Kinnevik

                              YEAR-END RELEASE 2002



o Net turnover for 2002 amounted to MSEK 6,110, which may be compared with MSEK 6,120 in the previous year. Operating income amounted to MSEK 1,365 (345). Costs relating to severance pay and restructuring amounted to MSEK 27 (315) during the year. The operating income includes income from corporate development and income from sales of securities of MSEK 775 (23), of which MSEK 752 relates to capital gains on the sale of some of Korsnas's forest holdings. After adjustment for these non-recurring items, the operating income amounted to MSEK 617 (637).


o In view of the overall depressed state of the stock market Kinnevik's Board has decided to bring the booked value of listed securities into line with their listed value as at December 31, 2002. This involved a write down of MSEK 3,663 in the value of the Group's portfolio of listed securities. The write down does not reflect the Board's expectations regarding the portfolio's long-term future value and return.


o The result after financial items was a loss of MSEK 3,946 (loss 462). Kinnevik's interest in the losses of associated companies and other securities amounts to MSEK 4,921, which has been charged against the result and includes write downs of MSEK 3,898.


o  The loss per share amounted to SEK 65.28 (loss 9.06).


o Cash flow from current operations amounted to MSEK 791, which may be compared with MSEK 568 in the previous year. The Group's net interest bearing debt decreased from MSEK 7,553 to MSEK 6,820 as at December 31, 2002.


o The market value of the Group's holdings of listed securities amounted to MSEK 8,001 at December 31, 2002. On February 12, 2003 the value amounted to MSEK 8,412, which corresponds to SEK 134 per Kinnevik share.


o The Board proposes that shareholders be paid a cash dividend of SEK 4 per share.

ADMINISTRATION
Since 1976, Kinnevik's shares have generated an average effective yield of 13 % per year as a result of rising prices and dividends, including the value of subscription offers. During the past five years, Kinnevik's shares have generated an average effective yield of -0.5 % per year. The effective yield in 2002 was -47%. The closing price of Kinnevik's Series "A" shares was SEK 83 and the price of the Series "B" shares was SEK 87.
   The market value of the Group's holdings of listed securities amounted to MSEK 8,001 at December 31, 2002. On February 12, 2003 the value was MSEK 8,412. In accordance with Swedish accounting standards, the book value of shareholdings shall be appraised when the listed value have fallen significantly or if there is some other indication of depreciation in value. The appraisal shall be based partially on the actual listed value of the shares and partially on expectations regarding future developments in order to determine whether the book values should be adjusted. Generally Accepted Accounting Standards in the USA (US
GAAP), which are applied by Kinnevik for its reports to the Securities and Exchange Commission in the USA (Form 20-F), require a corresponding appraisal to be made. This is done according to certain, specific criteria that involve the shareholding being stated at its listed value if the price has been lower than the book value over a six-month period. To ensure that standard assessment criteria are used, the same criteria have been applied in the annual accounts for 2002. In the main the shareholdings have been acquired by means of exchange transactions or via issues in exchange for assets in 2000 at the listed prices prevailing at the time. Kinnevik's cash disbursements for acquiring the shares have been considerably lower than the listed prices. Since, at that time, the market rated all telecom operators and media companies at significantly higher levels than at present, the listed values at December 31, 2002 were MSEK 3,663 below the book values before the year's adjustment. The write down does not reflect the Board's expectations regarding the portfolio's long-term future value and return.

CONSOLIDATED RESULT FOR 2002
Net turnover for 2002 amounted to MSEK 6,110, which may be compared with MSEK 6,120 for the previous year. Operating income amounted to MSEK 1,365 (345). Costs of MSEK 27 (315) in the form of severance pay and restructuring costs have been taken against income, of which Korsnas AB accounted for MSEK 0 (212), Korsnas Packaging for MSEK 22 (103) and CIS Credit International Services AB for MSEK 5 (0). Income from corporate development and sales of securities amounted to MSEK 775 (23), of which MSEK 752 relates to capital gains on the sale of some of Korsnas's forests. After adjustment for these non-recurring items, operating income amounted to MSEK 617 (637).
   Kinnevik's interest in the earnings of associated companies amounted to a net loss of MSEK 4,297 (loss 487), of which Tele2 AB ("Tele2") accounted for a loss of MSEK 2,975 (-), Millicom International Cellular S.A. ("MIC") for a loss of MSEK 616 (loss 406) and Metro International S.A. ("Metro") for a loss of MSEK 591 (loss 54). Of Kinnevik's interest in the earnings of associated companies, a sum of MSEK 3,274 (0) is attributable to write downs in the value of securities to their listed prices as at December 31, 2002.
   The result from other securities was a loss of MSEK 624 (0), of which MSEK 382 is attributable to a write down in the value of shares in Modern Times Group MTG AB to their listed value at December 31, 2002, MSEK 168 to a write down in the value of shares in XSource Corporation Inc. and MSEK 67 to a write down in the value of units in Marcstone Overseas Euro Ltd to their market value at December 31, 2002.
   Other financial revenue and expense amounted to a net expense of MSEK 390 (expense 320), of which exchange rate differences accounted for a loss of MSEK 11 (gain 10).
   The result after financial items amounted to a loss of MSEK 3,946 (loss 462).

CONSOLIDATED RESULT FOR THE FOURTH QUARTER OF 2002
Net turnover for the fourth quarter amounted to MSEK 1,391 (1,452). Operating income amounted to MSEK 15 (loss 402). Costs of MSEK 27 (293) in the form of severance pay and restructuring charges were taken against income in the fourth quarter, of which Korsnas AB accounted for MSEK 0 (212), Korsnas Packaging for MSEK 22 (81) and CIS Credit International Services AB for MSEK 5 (0). The result includes a loss of MSEK 17 (loss 123) on corporate development and sales of securities, of which a loss of MSEK 15 is attributable to an agreement with Time Warner regarding the purchase price of shares in Gunnarsvik AB (formerly TV 1000 Sverige AB). On December 6 Kinnevik made a payment of MUSD 6.1 to Time Warner as final settlement including accrued interest for Time Warner's 6.5% holding in Gunnarsvik AB. This resolved the dispute dating back to 1998. After adjustment for these non-recurring items, the operating income amounted to MSEK 59 (14).
   Kinnevik's interest in the earnings of associated companies amounted to a net loss of MSEK 3,657 (loss 286), of which Tele2 accounted for a loss of MSEK 2,935 (-), MIC for a loss of MSEK 200 (loss 233) and Metro for a loss of MSEK 446 (loss 54). Of the total interest in the earnings of associated companies a sum of MSEK 3,274 (0) is attributable to write downs to listed prices as at December 31, 2002.
   Financial revenue and expense amounted to a net expense of MSEK 116 (expense
43), of which exchange rate differences accounted for income of MSEK 9 (0).

MELLERSTA SVERIGES LANTBRUKS AB
Farming was Kinnevik's original business. Mellersta Sveriges Lantbruks AB ("MSLA") today owns the Ullevi estate outside Vadstena, and the Barciany and Garbno estates in Poland.
   The total Swedish acreage amounts to 665 hectares, of which 93 hectares are leased. All cultivation is carried out taking the environment into account and is highly mechanised. The Swedish agriculture is certified according to the ISO 9002 and 14001 quality and environmental management systems.
   After generally warm and dry weather this year the Swedish farms produced a good, normal harvest. As a result of the dry weather, the result was negatively affected by the heavy working needed by the hard ground. The spell of wet weather in the end of June and early July caused higher levels of fungal spores, which impaired quality. The market for crops in northern Europe has been characterised by a high level of supply, which puts pressure on prices even for volumes with few quality shortcomings.
   Net turnover for the Swedish operations amounted to MSEK 7 (12). The decrease is due to the fact that turnover of the Russelbacka and Svedberga farms, which were sold in 2001, is included in the period prior to their sale in August 2001. The operating result was a loss of MSEK 1 (income 4).
   The Polish agricultural business is consolidated into MSLA as a wholly-owned subsidiary with effect from December 31, 2002.
   The estates in Poland cover a total area of 6,727 hectares, and carry 720 dairy cattle and 550 young animals. Of the cultivated acreage, half is used to grow wheat, 20% is used for the production of foodstuffs, with legumes and oil-yielding plants, and sugar beet being cultivated on the rest. During the year a great deal of work was devoted to bringing previously uncultivated land under cultivation. This will continue during the coming year and will already have an effect on the harvest for 2003.
   The weather in north-eastern Poland was, if possible, hotter and drier than in Sweden. In spite of this, the harvest was better than expected. The net turnover of the Polish business amounted to MSEK 24 (27) and the operating result was a loss of MSEK 2 (0), after charging start-up costs of MSEK 2 associated with the acquisition of the Garbno farm during the year. Of the turnover just over half is from crops and the rest is from milk production and animals sold for slaughter.

KORSNAS HOLDING AB
Korsnas Holding AB is the parent company of Korsnas AB, which, together with its subsidiaries, makes up the Korsnas Group. Net turnover for the Korsnas Group amounted to MSEK 5,809 (5,842) and the operating income was MSEK 622 (386). The result includes severance pay and other restructuring costs of MSEK 22 (315).

Korsnas Forestry
The storm felling left over from the late autumn of 2001 was dealt with during the year. The lower efficiency of harvesting storm damaged forests meant that total harvested volumes were lower than last year. Storm felling therefore had an adverse effect on the year's result. Operations are now back to normal. The wood market can be described as relatively stable in terms of saw timber prices, whereas pulpwood prices have reverted to the slightly higher level established prior to the storm felling. The program intended to reduce the amount of capital tied up in inventories enabled stocks of softwood and hardwood pulpwood to be reduced. Nonetheless, the supply situation is still stable, as imports from Russia and the Baltic states are functioning well. The profitability of the Latvian business is showing continuous improvement.
   On August 27 a final agreement was reached with Sveaskog on the sale of 235,000 hectares of land, of which 200,000 hectares were productive forestland. Supply agreements have been signed with Sveaskog that will ensure the supply of raw material to Korsnas Industrial in Gavle.
   Korsnas Forestry's net turnover amounted to MSEK 1,480 (1,519) and operating income was MSEK 194 (210). The comparative figure for 2001 includes non-recurring expenses in the form of severance pay of MSEK 19.

Korsnas Industrial
The market has allowed increases in the prices of paper and kraft board during the year. Demand remained stable throughout the year, even though the economic situation during the later part of the year is best described as uncertain. Deliveries rose by almost 1% in relation to 2001.
   The market for sack and kraft paper was firm. During the year, Korsnas adjusted its sack and kraft paper capacity by withdrawing PM3 and the finishing section from production, which was done in the first quarter of 2002. The result will allow for a sharper focus on profitable products, and demand has remained strong.
   Liquid packaging board continued to develop strongly, with deliveries up by 8%. Korsnas strengthened its market position during the year. A long-term supply agreement was entered into in 2002 with Tetra Pak for the supply of substantial volumes of liquid packaging board. Deliveries of fluff pulp were higher than in the previous year, although prices showed a tendency to weaken throughout the year.
   Deliveries of whitetop kraft board rose as planned in 2002, in relation to 2001. Korsnas had no difficulty in selling its planned volumes and was able to raise its prices during the year.
   Production at Korsnasverken amounted to 643,000 tonnes, a reduction of 1% in relation to last year. The slightly lower output was a temporary effect in 2002 of the change in the production structure following the withdrawal of PM3 and the finishing section from production, coupled with production disturbances on PM4 and PM5 during the second half-year. Inventories were reduced as a result of lower production in combination with strong sales.
   The recent years' investments in additional capacity have produced results. During the year, PM3 was withdrawn from production with only a minor effect on total output, and in coming years capacity will be further expanded on the basis of existing investments. The development of new products has continued. For instance, new hot-calendered products have been launched to a favourable response on the market. In October a new organisation was introduced within Korsnas AB, in connection with which two new control rooms were brought into operation at Korsnasverken. They replaced 13 old control rooms and will lead to significant improvements in the ability to control production, as well as bringing efficiency gains.
   In August Korsnas ended its sawmilling operations when it sold the Kastet sawmill to Sveaskog. Prices on the market for redwood products showed an improvement during the period prior to the divestment. The extensive rationalisation program launched last year had an effect in the form of a lower cost base. Despite higher production than last year, the improvements did not match expactations and the sawmill was incurring continued losses until it was divested in August.
   Korsnas Industrial's net turnover amounted to MSEK 3,968 (4,094), and operating income was MSEK 468 (379). The comparative figure for 2001 includes non-recurring costs in the form of severance pay of MSEK 193.

Korsnas Packaging
Korsnas Packaging is the second largest producer of paper sacks and paper bags in Europe with 11 production units and an annual capacity of more than 900 million sacks and bags. Sales are handled by offices in 15 European countries. A production facility and a sales office were opened in the USA in 2001.
   The market for Korsnas Packaging's products has shown persistent weakness with low demand and rising raw material costs. Nonetheless, delivery volumes rose by 7% in relation to the previous year. This was achieved by focusing on specific markets and products, as well as by Korsnas Packaging's success in retaining volumes although factories have been closed.
   Korsnas Packaging has continued to improve productivity at all its facilities with the objective of reducing operating costs and raising capacity utilisation. A sack factory has been acquired in Rosenheim, Germany, after which production capacity and sales volumes were transferred to the existing unit in Wilhelmstal. During the year, the factories in Croatia and Finland were discontinued and their volumes transferred to other existing units. This extensive rationalisation program led to a reduction of 11% in the work force in 2002, following a reduction of 18% in 2001. Packaging's strategy of focusing on its core activities - the manufacture and sale of paper sacks - remains unchanged. This will be achieved by concentrating production at a small number of large facilities and continuing with the development of strong, local sales organisations. A part of this strategy is the continuous assessment of alternative means of increasing the return on non-core assets.
   Korsnas Packaging's net turnover amounted to MSEK 1,567 (1,617) and the operating result was a loss of MSEK 40 (loss 203). Restructuring costs of MSEK 22 (103) were charged against the operating result. The lower turnover is largely due to slightly lower prices on the market and the divestment of the business involving the development and production of machines for the packaging industry. Despite the significant improvement in the operating margin since last year, the operating result is still unsatisfactory, with restructuring costs, higher raw material costs, and start-up costs in the USA. Following the restructuring measures of the past two years, Korsnas Packaging has a cost base that will make possible further improvements in the operating result, even though the market is still characterised by uncertainty regarding demand and pricing.

CIS CREDIT INTERNATIONAL SERVICES AB
CIS was established in 1995 and today provide service within debt collection, finance and payroll management in Sweden, Norway, Denmark and Germany. During the fourth quarter, a decision was made to focus CIS's business on debt collection and related services. Some of the finance activities, which had not reached satisfactory profitability, have been divested.
   By purposeful, long-term effort, CIS has created a successful debt collection company that is now one of the largest in Scandinavia. Its experienced personnel and customised procedures enable CIS to help its customers maximise their payment flows. The customers benefit in the form of higher quality and better service at lower cost, and are able to sharpen their focus on their core businesses. CIS provides customised debt collection services, mainly those involving the processing of large volumes, with a focus on consumer receivables. By concentrating on modern and efficient system solutions CIS has created a uniform debt collection system in the Scandinavian countries that makes use of online solutions to enable CIS's customers to obtain online status reports and statistics on their collection receivables.
   In coming years, the debt collection business will expand geographically. In 2003 debt collection operations will be established in France.
   Net turnover amounted to MSEK 202 (170) and operating income rose to MSEK 29
(12). The improvement in the result in relation to 2001 was largely due to an increase in the volume of collection business being transacted. The result also benefited from prior years' investments in IT and efforts to improve procedures, which helped to improve operating efficiency. During the fourth quarter, a restructuring charge of MSEK 5 was taken against the operating result in respect of rationalisation measures in the business.

WORLDWIDE LOYALTY B.V.
In October a decision was made to wind up the business of Worldwide Loyalty B.V. The "Collect" loyalty club has not awarded any new bonus points to its members since December and the business of Worldwide Loyalty B.V. became dormant as of 2003.
   Net turnover for 2002 amounted to MSEK 43 (31) and the operating result was 0 (loss 12).

OTHER SUBSIDIARIES
Other subsidiaries include AirTime (AT) AB (now named Frevik AB), N.P. Birraria Hugo's in Kosovo, Forvaltnings AB Eris & Co. and Bison Air AB.
   The business conducted by AirTime was sold to Modern Times Group as of October 1, 2002, after which the company became dormant.
   In 2001, N.P. Birraria Hugo's started production of the only domestically produced lager beer in Kosovo. The net turnover of Other subsidiaries amounted to MSEK 56 (69) and the operating result was a loss of MSEK 6 (loss of 26).

ASSOCIATED COMPANIES AND OTHER INVESTMENTS
At December 31, 2002, Kinnevik's long-term holdings comprised the following listed securities:
-  Tele 2 AB ("Tele2"), 6,498,880 "A" shares and 24,566,992 "B" shares corresponding to 26.1% of the votes and 21.1% of the capital. On a number of occasions during the fourth quarter Kinnevik purchased 4,920,346 "B" shares at a total purchase price of MSEK 854, or SEK 174 per share. Since the end of the period, Kinnevik has purchased an additional 44,129 "B" shares.
- Millicom International Cellular S.A. ("MIC"), 17,356,000 shares corresponding to 35.5% of the votes and capital.
- Metro International S.A. ("Metro"), 15,999,010 "A" shares and 835,000 "B" shares corresponding to 28.7% of the votes and 15.4% of the capital.
- Modern Times Group MTG AB ("MTG"), 3,529,637 "A" shares and 1,418,081 "B" shares corresponding to 17.8% of the votes and 7.5% of the capital.
- Transcom WorldWide S.A. ("Transcom"), 962,050 "A" shares corresponding to 3.0% of the votes and 1.5% of the capital.
- Viking Telecom AB ("Viking Telecom"), 4,657,000 shares corresponding to 23.6% of the votes and capital.
- Cherryforetagen AB ("Cherry"), 1,402,500 "A" shares and 7,378,249 "B" shares corresponding to 26.4% of the votes and 28.7% of the capital. On December 13, Cherry carried out a share issue, in which Kinnevik subscribed to 2,926,916 shares at a subscription price of SEK 2 per share.
- Invik & Co. AB ("Invik"), 391,430 "A" shares corresponding to 9.4% of the votes and 5,0% of the capital.

FINANCIAL POSITION
The Group's liquid funds, including short-term investments and undrawn credit facilities, amounted to MSEK 1,755 (1,668) as of December 31, 2002.
   The Group's net interest-bearing debt amounted to MSEK 6,820 (7,553) at the end of the year.
   The average cost of interest for the year was 5.1% (5.0) (calculated as interest expense in relation to average interest-bearing debt excluding pension liabilities).
   The Group's fixed capital expenditure amounted to MSEK 2,041 (1,014), of which MSEK 435 (504) related to tangible fixed assets and MSEK 1,583 (486) to financial fixed assets.
   The closing equity ratio was 43% (53%).
   The Group's borrowing is mainly arranged in Swedish kronor. Foreign subsidiaries are however largely financed in local currencies.
   The net effect of the Group's in- and outflows in foreign currencies represents, on an annual basis, a net inflow of approximately MSEK 1,500.

PARENT COMPANY
The parent company's net turnover amounted to MSEK 13 (15). Income from corporate development and income from sales of securities amounted to a loss of MSEK 43 (loss 171).
   Result from participation in Group companies, MSEK 1,902 (908), consisted for the most part of dividends. Interest in earnings of associated companies and income from other securities amounted to a loss of MSEK 698 (0), consisting of write downs.
   Financial revenue and expense amounted to a net expense of MSEK 116 (expense
112) The parent company's income after financial items amounted to MSEK 990
(593).
   Fixed capital expenditure amounted to MSEK 120 (315), of which MSEK 119 (315) related to investments in financial fixed assets.
   The parent company's closing liquid funds, including short-term investments and undrawn credit facilities, amounted to MSEK 529 (254).
   Interest-bearing external debt amounted to MSEK 3,587 (4,456).

EVENTS AFTER THE END OF THE YEAR
In accordance with the Board's decision in October 2002, MSEK 150 has been paid to Metro by way of a loan in January 2003. Collateral has been received in form of shares in a number of Metro's newspaper producing subsidiaries.

DIVIDEND
The Board proposes to pay a cash dividend of SEK 4 per share.

ANNUAL GENERAL MEETING
The Annual General Meeting will be held at 11.00 am on Friday May 16, 2003, at Gamla Stans Bryggeri, Tullhus 2, Skeppsbron, Stockholm.

FINANCIAL REPORTS
It is expected that the annual report for 2002 will be distributed at the end of March 2003 and will be made available to the public at the company's head office and on the website, www.kinnevik.se.
   The interim report for January-March 2003 will be published on April 25, 2003.

Stockholm, February 13, 2003

The Board

This report has not been subject to specific review by the company's auditors.

CONSOLIDATED INCOME STATEMENT (MSEK)                                             2001              2002
                                                                            Full year         Full year
Net turnover                                                                    6,120             6,110
Cost of sales                                                                 - 5,042           - 5,042
-------------------------------------------------------------------------------------------------------
Gross result                                                                    1,078             1,068
Expenses for selling, administration,
research and development                                                      -   628           -   584
Income from corporate development                                             -     4               735
Income from sales of securities                                                    27                40
Other operating income                                                            222               205
Other operating expenses                                                      -   350           -    99
-------------------------------------------------------------------------------------------------------
Operating income                                                                  345             1,365
Interest in earnings of associated companies                                  -   487           - 4,297
Income from other securities                                                       0            -   624
Net financial items                                                           -   320           -   390
-------------------------------------------------------------------------------------------------------
Income after financial items                                                  -   462           - 3,946
Taxes                                                                         -   104           -   155
Minority share in income                                                      -     4           -     8
-------------------------------------------------------------------------------------------------------
Net result for the year                                                       -   570           - 4,109
-------------------------------------------------------------------------------------------------------
Earnings per share before/after dilution, SEK                                 -  9.06           - 65.28
Total number of shares before/after dilution                               62,938,677        62,938,677


REVIEW OF THE GROUP (MSEK)                                                       2001              2002
                                                                            Full year         Full year
Breakdown of net turnover by business area
Mellersta Sveriges Lantbruks AB                                                    12                 7
Korsnas Holding AB                                                              5,842             5,809
CIS Credit International Services AB                                              170               202
Worldwide Loyalty B.V.                                                             31                43
Other subsidiaries                                                                 69                56
Parent company, holding companies and eliminations                            -     4           -     7
-------------------------------------------------------------------------------------------------------
Total                                                                           6,120             6,110
-------------------------------------------------------------------------------------------------------
Breakdown of operating income/loss by business area
Mellersta Sveriges Lantbruks AB                                                     4           -     1
Korsnas Holding AB                                                                386               622
CIS Credit International Services AB                                               12                29
Worldwide Loyalty B.V.                                                        -    12                 0
Other subsidiaries                                                            -    26           -     6
Parent company, holding companies and eliminations                            -    19               721
-------------------------------------------------------------------------------------------------------
Total                                                                             345             1,365
-------------------------------------------------------------------------------------------------------
Breakdown of income/loss after financial
items by business area
Mellersta Sveriges Lantbruks AB                                                    43           -     6
Korsnas Holding AB                                                                323               601
CIS Credit International Services AB                                                9                28
Worldwide Loyalty B.V.                                                        -    16           -     1
Other subsidiaries                                                            -    24           -     4
Associated companies*                                                         -   504           - 4,297
Parent company, holding companies and eliminations                            -   293           -   267
-------------------------------------------------------------------------------------------------------
Total                                                                         -   462           - 3,946
-------------------------------------------------------------------------------------------------------

* Excluding associated companies owned by Mellersta Sveriges Lantbruks AB,
  Korsnas Holding AB and Worldwide Loyalty B.V.


CONSOLIDATED INCOME STATEMENT (MSEK)                                             2001              2002
                                                                       Oct. 1-Dec. 31    Oct. 1-Dec. 31

Net turnover                                                                    1,452             1,391
Cost of sales                                                                 - 1,412           - 1,285
-------------------------------------------------------------------------------------------------------
Gross result                                                                       40               106
Expenses for selling, administration,
research and development                                                      -   140          -    123
Income from corporate development                                                   0           -    17
Income from sales of securities                                               -   123                 0
Other operating income                                                             51                73
Other operating expenses                                                      -   230           -    24
-------------------------------------------------------------------------------------------------------
Operating income                                                              -   402                15
Interest in earnings of associated companies                                  -   286           - 3,657
Income from other securities                                                        0           -   624
Net financial items                                                           -    43           -   116
-------------------------------------------------------------------------------------------------------
Income after financial items                                                  -   731           - 4,382
Taxes                                                                              18                33
Minority share in income                                                      -     3                 9
-------------------------------------------------------------------------------------------------------
Net result for the period                                                     -   716           - 4,340
-------------------------------------------------------------------------------------------------------
Earnings per share before/after dilution, SEK                                 - 11.38           - 68.96
Total number of shares before/after dilution                               62,938,677        62,938,677


REVIEW OF THE GROUP (MSEK)                                                       2001              2002
                                                                       Oct. 1-Dec. 31    Oct. 1-Dec. 31
Breakdown of net turnover by business area
Mellersta Sveriges Lantbruks AB                                                     2                 1
Korsnas Holding AB                                                              1,382             1,323
CIS Credit International Services AB                                               49                48
Worldwide Loyalty B.V.                                                              0                16
Other subsidiaries                                                                 22                 5
Parent company, holding companies and eliminations                            -     3           -     2
-------------------------------------------------------------------------------------------------------
Total                                                                           1,452             1,391
-------------------------------------------------------------------------------------------------------
Breakdown of operating income/loss by business area
Mellersta Sveriges Lantbruks AB                                                     0                 2
Korsnas Holding AB                                                            -   291                51
CIS Credit International Services AB                                                8                 0
Worldwide Loyalty B.V.                                                             11                 1
Other subsidiaries                                                            -     3                 2
Parent company, holding companies and eliminations                            -   127           -    41
-------------------------------------------------------------------------------------------------------
Total                                                                         -   402                15
-------------------------------------------------------------------------------------------------------
Breakdown of income/loss after financial
items by business area
Mellersta Sveriges Lantbruks AB                                                     0                 2
Korsnas Holding AB                                                            -   299                83
CIS Credit International Services AB                                                7                 0
Worldwide Loyalty B.V.                                                              7                 1
Other subsidiaries                                                            -     1                 2
Associated companies*                                                         -   292           - 3,656
Parent company, holding companies and eliminations                            -   153           -   814
-------------------------------------------------------------------------------------------------------
Total                                                                         -   731           - 4,382
-------------------------------------------------------------------------------------------------------

* Excluding associated companies owned by Mellersta Sveriges Lantbruks AB,
  Korsnas Holding AB and Worldwide Loyalty B.V.


CONSOLIDATED BALANCE SHEET (MSEK)
                                                                        Dec. 31, 2001     Dec. 31, 2002
Fixed assets

Goodwill                                                                          131               130
Machinery, equipment, property etc                                              8,621             7,416
Other stocks and participations                                                12,993             8,103
Long-term interest bearing receivables                                          1,144               944
Long-term non-interest bearing receivables                                         38                22
-------------------------------------------------------------------------------------------------------
                                                                               22,927            16,615
Current assets
Inventories                                                                     1,146               970
Short-term receivables                                                          1,230               968
Cash, bank and short-term investments                                             521               478
-------------------------------------------------------------------------------------------------------
                                                                                2,897             2,416
Total assets                                                                   25,824            19,031
-------------------------------------------------------------------------------------------------------

Stockholders' equity
Restricted equity                                                               4,580             4,151
Unrestricted equity                                                             9,118             4,070
-------------------------------------------------------------------------------------------------------
                                                                               13,698             8,221

Minority interests in equity                                                       16                 0

Provisions
Provisions for pensions                                                           638               628
Deferred tax liabilities                                                          970             1,021
Other provisions                                                                  783               576
-------------------------------------------------------------------------------------------------------

                                                                                2,391             2,225

Long-term liabilities
Non-interest bearing liabilities                                                    2                 0
Interest-bearing liabilities                                                    8,234             7,528
-------------------------------------------------------------------------------------------------------
                                                                                8,236             7,528

Short-term liabilities
Non-interest bearing liabilities                                                1,137               971
Interest-bearing liabilities                                                      346                86
-------------------------------------------------------------------------------------------------------
                                                                                1,483             1,057
Total stockholders' equity and liabilities                                     25,824            19,031
-------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CASHFLOWS (MSEK)

                                                                                 2001              2002
                                                                            Full year         Full year
Cashflow from
   operations                                                                     568               791
   investing activities                                                       - 1,203               323
   financing activities                                                           443           - 1,052
   ----------------------------------------------------------------------------------------------------

Cash flow for the year                                                        -   192                62

Liquid funds, opening balance                                                     496               325

Exchange rate differences in liquid funds                                          21           -     8
-------------------------------------------------------------------------------------------------------

Liquid funds, closing balance                                                     325               379



STOCKHOLDERS' EQUITY (MSEK)
                                                                                 2001              2002
                                                                            Full year         Full year
Koncernen
   Closing balance December 31, 2000
   before change in accounting principle                                       14,710
   Change in accounting principle                                             -    63
   Opening balance including impact of
   change in accounting principle                                              14,647            13,698
   Translation differences                                                        159           -   302
   Net income for the year                                                    -   570           - 4,109
   Dividend                                                                   -    63           -   126
   Deconsolidation and distribution of
   Transcom WorldWide S.A.                                                    -   481                 -
   Step-up acquisition of shares in
   associated companies                                                             6           -   940
   ----------------------------------------------------------------------------------------------------
   Closing balance                                                             13,698             8,221
   ----------------------------------------------------------------------------------------------------

This report is made up in accordance with recommendation 20 "Interim Reporting", issued by the Swedish Financial Accounting Standards Council. The accounting principles are the same as those applied in the annual report for 2001, except that compliance with RR15 Intangible Fixed Assets involves a change in accounting principle. The effect of this is that opening balance of equity and intangible fixed assets at January 1, 2001 have decreased by MSEK 63. The comparative figures for 2001 have been adjusted into line with the new principle.
  When appraising the value of listed shares, the same criteria have been applied in the annual accounts for 2002, as Kinnevik applies for its report to the Securities and Exchange Commission in the USA (Form 20-F), which means that the shareholding being stated at its listed value if the price has been lower than the book value over a six-month period.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           INDUSTRIFORVALTNINGS AB KINNEVIK



Date:  February 17, 2003

                                           By /s/ Vigo Carlund
                                              --------------------------------
                                              Name: Vigo Carlund
                                              Title: CEO, Industriforvaltnings
                                                     AB Kinnevik